EXPLANATION CARD

                     Old Republic International Corporation
                   Employees Savings and Stock Ownership Plan
                          Bituminous 401K Savings Plan
                     Great West Casualty Profit Sharing Plan
             Republic Mortgage Insurance Company Profit Sharing Plan


     You are a participant in one or more of the above Plans, which holds shares of Old Republic International Corporation ("ORI") Common Stock. Each share held by these Plans is entitled to one (1) vote at the Annual Meeting of Shareholders of the Company to be held May 23, 2003.

     Under the terms of each of these Plans, you as a participant are entitled to vote the number of shares of ORI Common Stock allocated to your account. Please return the proxy card you receive as soon as possible. By returning the proxy card you will assure that your shares will be voted in accordance with your instructions. If you fail to exercise these voting rights, the shares that are unvoted may be voted by the Administration Committee or the Trustee of the Plan as provided for under the provisions of the Plan or Plans involved.